EXHIBIT 99

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                              N E W S  R E L E A S E



CONTACT:

Nancy L. Goldfarb
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 906-4690


                  H. REHDER APPOINTED UNILEVER GROUP TREASURER

New York, NY -- July 8, 2002 -- Unilever has appointed Mr. Henning Rehder (49) as Group Treasurer. He succeeds Mr. Jan Haars, who has accepted a position at TPG N.V. Henning Rehder assumed his new role on July 1, 2002.

Henning Rehder studied Accounting & Economics and Operational Research & Information Technology at the University of Karlsruhe. In 1981 he joined Unilever Germany as a management trainee, and subsequently has held various financial posts at Unilever PLC, Unilever New Zealand and Unilever South Africa. His most recent position was Senior Vice President-Finance, Ice Cream and Frozen Foods Global in the Netherlands.


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NOTE TO THE EDITOR:

A copy of the CV and/or digital picture of Mr. Rehder is available at Press Office Unilever, telephone number 011-31-10-217-4844.


UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good Humor-Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.